United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 2, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

August 1-31, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Holdings in Company TR-1	August 4, 2025
Director/PDMR Shareholding	August 18, 2025
Director/PDMR Shareholding	August 20, 2025
Total voting rights and capital as at August 31, 2025	September 1, 2025

2

August 4, 2025
TR-1: Standard form for notification of major holdings
1. Issuer Details
1. Issuer Details.
Issuer Details
ISIN

GB00BDCPN049

Issuer Name

COCA-COLA EUROPACIFIC PARTNERS PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation
Name

Invesco Ltd.
City of registered office (if applicable)

Atlanta
Country of registered office (if applicable)

USA

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

30-Jul-2025

6. Date of which Issuer notified

01-Aug-2025

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.029591	0.005948	5.035539	22965349
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDCPN049	0	22938222	0.000000	5.029591
Sub Total 8.A	22938222		5.029591%

8B1. Financial Instruments according to (DTR5.3.1R.(1)(a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Shares lent to third parties			27127	0.005948
Sub Total 8.B1			27127	0.005948%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1)(b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Invesco Ltd.	Invesco Advisers, Inc.	0.136140	0.000000	0.136140%
Invesco Ltd.	Invesco AM DEU	0.065415	0.000000	0.065415%
Invesco Ltd.	Invesco Asset Management Limited	2.308039	0.000000	2.308039%
Invesco Ltd.	Invesco Asset Management (Japan) Limited	0.001009	0.000000	0.001009%
Invesco Ltd.	Invesco Australia Limited	0.004407	0.000000	0.004407%
Invesco Ltd.	Invesco Capital Management LLC	2.514580	0.005948	2.520528%

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Refer to section 9 for detail of proxy holders' and % of voting rights held. Voting authority is held until it is revoked by the client/ the relevant Investment Management Agreement is terminated.

12. Date of Completion

01-Aug-2025

13. Place of Completion

Henley-on-Thames

August 18, 2025
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	An Vermeulen
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Grant of a maximum award of Performance Share Units (PSUs) in respect of 8,562 Ordinary Shares under the terms of the Company's Long-Term Incentive Plan. Subject to continued service and the extent to which the applicable performance conditions are satisfied, the PSUs will vest on 18 March 2028.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,562

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 8,562 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-08-15
f)	Place of the transaction	Outside of a trading venue

August 20, 2025
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Edward Walker
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.067180 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $90.038601	2.218460
		USD $0.00	1.848720

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.067180 Ordinary Shares Weighted Average Price: USD $49.111924 Aggregated Price: USD $199.747035
e)	Date of the transaction	2025-08-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.067180 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $90.038601	2.218460
		USD $0.00	1.848720

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.067180 Ordinary Shares Weighted Average Price: USD $49.111924 Aggregated Price: USD $199.747035
e)	Date of the transaction	2025-08-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.067180 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $90.038601	2.218460
		USD $0.00	1.848720

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.067180 Ordinary Shares Weighted Average Price: USD $49.111924 Aggregated Price: USD $199.747035
e)	Date of the transaction	2025-08-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.067180 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $90.038601	2.218460
		USD $0.00	1.848720

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.067180 Ordinary Shares Weighted Average Price: USD $49.111924 Aggregated Price: USD $199.747035
e)	Date of the transaction	2025-08-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.225480 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $90.038600	2.225480

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.225480 Ordinary Shares Weighted Average Price: USD $90.038600 Aggregated Price: USD $200.379104
e)	Date of the transaction	2025-08-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, France-Benelux-Nordics
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.067180 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $90.038601	2.218460
		USD $0.00	1.848720

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.067180 Ordinary Shares Weighted Average Price: USD $49.111924 Aggregated Price: USD $199.747035
e)	Date of the transaction	2025-08-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.067180 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $90.038601	2.218460
		USD $0.00	1.848720

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.067180 Ordinary Shares Weighted Average Price: USD $49.111924 Aggregated Price: USD $199.747035
e)	Date of the transaction	2025-08-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

September 1, 2025

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 August 2025, Coca-Cola Europacific Partners plc had 455,114,527 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 455,114,527 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown
Head of Secretariat
+44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: September 2, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary